SOUTHERN SAUCE COMPANY, INC.
                             11951 S.E. 57th Street
                               Morriston, FL 32668

                                  352-486-4541
October 21, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:   Southern Sauce Company, Inc.
            Registration Statement on Form SB-2
            File No. 333-125268

                   REQUEST FOR ACCELERATION OF EFFECTIVE DATE
                   ------------------------------------------

Greetings:

On behalf of the Registrant, Southern Sauce Company, Inc. (the "Company"), this will request the acceleration of the effective date of the above referenced Registration Statement to 10:00 a.m. on November 1, 2005, or as soon thereafter as may be practicable. Please advise our counsel, Joel Bernstein, at 305-858-7300 if you have any questions concerning this matter.

This will acknowledge that:

-     should  the  Commission  or  the  staff,   acting  pursuant  to  delegated
      authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Yours very truly,

                                       SOUTHERN SAUCE COMPANY, INC.

                                       Robert Jordan
                                       President